UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman Of The Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount
D  Price        End of Year    I
--------------------------------------------------------------------------------
----------------------------------------------------

Common Stock                                  12/31/01    G        1,200,000.00
D                              D  Direct
                                                                   (1)
Common Stock                                  12/31/01    G        3,337,257.00
D               0.00           D  Direct
                                                                   (2)
Common Stock                                  12/31/01    G        3,480,847.00
A               3,480,847.00   I  by FLITE Trust

(3)
Common Stock                                  12/31/01    G        143,590.00
(4)D               0.00           I  by Spouse
Common Stock
666,537.00     I  by Trust
Common Stock                                  12/31/01    G        1,200,000.00
A               1,200,000.00   I  by
                                                                   (5)
Trust-RHHGRAT1201


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code      A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common   $16.8750
09/15/01     12/19/10
Stock (right to buy)
Director Stock Option-Common   $17.8000
05/21/02     05/21/11
Stock (right to buy)
Director Stock Option-Common   $12.6100
12/03/01     12/03/11
Stock (right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Year
--------------------------------------------------------------------------------
----------------------------------------------------

Director Stock Option-Common             Common Stock                   2,382.00
2,382.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   3,371.00
3,371.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   1,587.00
1,587.00      D   Direct
Stock (right to buy)

Explanation of Responses:

(1)
These shares were previously reported as directly benefiically owned by reporting person but were contributed to a grantor retained annuity trust on December 31, 2001 whereby the reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. H oehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A
12/12/01."
(2)
3,337,257 shares were previously reported as directly beneficially owned by the reporting person but were contributed to a FLITE tru st on December 31, 2001 whereby the reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. Hoehl, Trust ee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."
(3)
3,337,257 shares were previously reported as directly beneficially owned by the reporting person but were contributed to a FLITET Tr ust on December 31, 2001 whereby the reporting person's spouse is trustee. 143,590 shares held by reporting person's spouse were co ntributed to a FLITE Trust on December 31, 2001 and the reporting person's spouse is trustee. Such trust is referred to as the "Cyn thia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."
(4)
The reporting person's spouse contributed 143,590 shares to a FLITE Trust on December 31, 2001 and is the trustee of such FLITE Trus
t. Such FLITE Trust is referred to as the "Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."
(5)
These shares were previously reported as directly benefiically owned by reporting person but were contributed to a grantor retained annuity trust on December 31, 2001 whereby the reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. H oehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01."

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Robert H. Hoehl
DATE 02/14/02